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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           Venturi Technologies, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
              Series D Convertible Preferred Stock, $.001 Par Value
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                         (Title of Class of Securities)

                            Common Stock: 92330G 10 2
                   Series D Convertible Preferred Stock: None
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                                 (CUSIP Number)

            Bruce E. Bowers, Esq., Vice President and General Counsel
                               Beaulieu Group, LLC
                               1502 Coronet Drive
                              Dalton, Georgia 30720
                                 (706) 278-6666
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 14, 1999
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             (Date of Event which Requires Filing of this Statement)
             -------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on pages 8-9.


                                  Page 1 of 10

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                                  SCHEDULE 13D


             CUSIP No. 92330G 10 2                            Page 2 of 10 Pages
                       ------------                               --   ---

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   1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BEAULIEU GROUP, LLC      58-2272636
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*
          WC
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                       |X|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          GEORGIA
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         NUMBER OF               7     SOLE VOTING POWER
           SHARES                      COMMON STOCK:  4,607,476
        BENEFICIALLY                   SERIES D CONVERTIBLE PREFERRED STOCK:
          OWNED BY                     2,303,738
            EACH                 -----------------------------------------------
         REPORTING               8     SHARED VOTING POWER
           PERSON                      NONE.
            WITH                 -----------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
                                       COMMON STOCK:  4,607,476
                                       SERIES D CONVERTIBLE PREFERRED STOCK:
                                       2,303,738
                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       NONE.
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          COMMON STOCK:  4,607,476
          SERIES D CONVERTIBLE PREFERRED STOCK:  2,303,738
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          COMMON STOCK:  25.8%
          SERIES D CONVERTIBLE PREFERRED STOCK:  100.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          OO
--------- ------------------

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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the preferred stock, par value $.001 per share, designated as Series D Convertible Preferred Stock (the "Series D Preferred Stock")) of Venturi Technologies, Inc. (the "Issuer") and to shares of the common stock, par value $.001 per share (the "Common Stock"), of the Issuer.

         The Issuer's principal executive offices are located at 1327 North State, Orem, Utah 84057.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Beaulieu Group, LLC, a Georgia limited liability company ("Beaulieu"). Beaulieu's principal business is the manufacture and sale of carpets and rugs. The address of Beaulieu's principal business and its principal office is 1502 Coronet Drive, Dalton, Georgia 30720.

         Carl M. Bouckaert and Marie T. Bouckaert ultimately control Beaulieu and serve as Beaulieu's managing members. Beaulieu's executive officers, and their principal occupations, are as follows:

                  President                      --       Carl M. Bouckaert
                  Executive Vice President       --       Marie T. Bouckaert
                  Executive Vice President       --       Stuart W. Thorn
                    and Chief Operating Officer
                  Vice President and             --       Larry A. Swanson, Jr.
                    Chief Financial Officer
                  Vice President and             --       Bruce E. Bowers
                    General Counsel
                  President -- Residential
                    Division                     --       Piet V. Dossche
                  President -- Commercial        --       William C. Stranahan
                    Division
                  President -- Rug Division      --       Kris Honeyman
                  President -- Fibers &          --       Thomas L. Bouckaert
                    Fabrics Division
                  President -- Canadian          --       Jan Lembregts
                    Division

         The business address of each of the above executive officers is 1502 Coronet Drive, Dalton, Georgia 30720. Carl Bouckaert, Marie Bouckaert, Thomas Bouckaert, Mr. Lembregt and Mr. Dossche are citizens of Belgium. Messrs. Thorn, Swanson, Stranahan, Honeyman and Bowers are citizens of the United States.

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         On December 1, 1998, Beaulieu of America, Inc. ("BOA"), the owner of approximately 88% of the equity interests of Beaulieu and a company controlled by Carl M. Bouckaert and Marie T. Bouckaert, pled guilty in the U.S. District Court in Rome, Georgia to five misdemeanor counts involving violations of the Federal Election Campaign Act. The proceedings involved contributions made in 1995 of approximately $36,000 to the Lamar Alexander 1996 Presidential Campaign. No officers, directors or other employees of Beaulieu or BOA were charged. BOA paid a fine of $1,000,000 and, through its officers, performed 500 hours of community service. BOA has adopted a political fundraising compliance program and has agreed to advise the court periodically with respect to the operation of the program. It is anticipated that BOA will also be subject to a civil penalty settlement with the Federal Election Commission in the amount of $200,000.

         BOA's guilty plea was the result of an investigation of BOA and Carl and Marie Bouckaert, two of its shareholders, by Federal governmental agencies, including the Federal Bureau of Investigation, the Internal Revenue Service and the U.S. Customs Service. In September 1997, law enforcement agents from those governmental agencies executed search warrants at BOA's offices and facilities and at the Bouckaerts' home and seized documents relating to their and BOA's financial affairs. Additionally, certain other financial records that were not seized during the search were the subject of a Federal subpoena delivered at the time of the search. Representatives of the U.S. Attorney's Office have stated that BOA, the Bouckaerts, and possibly other officers of BOA, are targets of the investigation.

         Although the Federal Election Campaign Act phase of the investigation is now complete, the investigation is continuing with respect to other matters. The Affidavit presented to the Federal Magistrate to obtain the search warrants was filed under seal. Accordingly, at this time, BOA has not been able to review the content of the Affidavit, and BOA is unaware of the scope of the matters being investigated. However, BOA has reason to believe that the Government is investigating tax, customs, mail and bank fraud.

         BOA and the Bouckaerts deny any wrongdoing and have cooperated fully with respect to the investigation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONDITIONS.

         The funds utilized by Beaulieu to purchase the 2,303,738 shares of Series D Preferred Stock described above from the Issuer came from Beaulieu's internally generated funds or other sources of working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

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         Beaulieu acquired the 2,303,738 shares of Series D Preferred Stock for investment purposes. Beaulieu may, as the opportunity arises, purchase additional shares of Series D Preferred Stock or Common Stock of the Issuer.

         Pursuant to a Stock Purchase Agreement dated April 14, 1999 (the "Stock Purchase Agreement") between the Issuer and Beaulieu, Beaulieu agreed to purchase for cash 2,303,738 shares of Series D Preferred Stock at a purchase price of $1.3022 per share, or an aggregate purchase price of $3,000,000 in cash. Among other closing conditions, Beaulieu's purchase of these shares was conditioned upon the following:

         (1) the execution and delivery by the Issuer of a Marketing Agreement with Beaulieu, dated April 14, 1999 (the "Marketing Agreement"), which, among other things, designated Beaulieu as the only carpet and rug manufacturer entitled to promote and endorse the VenturiClean System;

         (2) the execution and delivery by the Issuer of a Registration Rights Agreement with Beaulieu, dated April 14, 1999 (the "Registration Rights Agreement"), granting Beaulieu a one-time demand registration right and an unlimited number (subject to certain restrictions) of "piggyback" registration rights with respect to shares of Common Stock issuable upon conversion of Beaulieu's shares of Series D Preferred Stock; and

         (3) the execution and delivery by Gaylord Karren of a Lock-up Agreement in favor of Beaulieu, dated April 14, 1999 (the "Karren Lock-up"), and the execution and delivery by John Hopkins of a Lock-up Agreement in favor of Beaulieu, dated April 14, 1999 (the "Hopkins Lock-up"), each prohibiting these executive officers of the Issuer from selling their shares of Common Stock for a period of six months and, thereafter, within certain volume limitations.

         As a further condition to closing, the Issuer caused its Board of Directors to adopt amendments to its bylaws to require unanimous consent of the Board of Directors for certain material actions. The Stock Purchase Agreement also imposes various affirmative and negative covenants on the Issuer and gives Beaulieu the right to elect not less than 20% of the directors of the Issuer as long as the Series D Preferred Stock remains outstanding. Reference is made to the Stock Purchase Agreement, the Marketing Agreement, the Registration Rights Agreement, the Karren Lock-up the Hopkins Lock-up, and the amendments to the Issuer's bylaws, copies of which are included herewith as Exhibits B, C, D, E, F and G, respectively, for a complete statement of the rights and obligations of the parties thereto.

         The following is a summary of the material terms and provisions with respect to the Series D Preferred Stock. This summary does not purport to describe all of such terms and is qualified in its entirety by reference to the Certificate of Designation of Series D Convertible Preferred Stock filed as Exhibit A to this Schedule 13D, which is

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incorporated herein by this reference. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in such Certificate of Designation.

         DIVIDENDS. No dividends shall be declared or paid and no other distributions shall be declared or made with respect to shares of Common Stock unless distributions or dividends are concurrently made in like amounts with respect to the Series D Preferred Stock. With respect to the payment of dividends, shares of Series D Preferred Stock shall have equal priority in all respects with the Common Stock.

         LIQUIDATION, DISSOLUTION AND WINDING UP. In the event of any liquidation, dissolution or winding up of the Issuer, any holder of the Series D Preferred Stock shall be entitled to receive the Original Issue Price per share plus an amount equal to an 8% cumulative annual return on the Original Issue Price, calculated from the Issue Date to the date of the final distribution to such holders. This distribution shall be paid before any payment or distribution of the assets of the Issuer shall be made or set apart for the holders of the Common Stock. If the assets to be distributed among the holders of the Series D Preferred Stock are insufficient to pay the specified amount, then the entire assets of the Issuer legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series D Preferred Stock and the Parity Stock in proportion to the number of shares of Series D Preferred Stock and Parity Stock held by them.

         REDEMPTION. The Series D Preferred Stock may be redeemed by the Issuer in whole (but not in part), subject to certain limitations and notice provisions, at a price equal to the per share Redemption Price.

         CONVERSION. The holders of the Series D Preferred Stock shall have the right, exercisable at any time and in whole or in part, to receive two shares of Common Stock for each share of Series D Preferred Stock tendered for conversion. However, if any of the Series D Preferred Stock is called for redemption, the conversion right shall terminate at the close of business on the date fixed for redemption unless the Issuer defaults on the payment of the redemption price plus accumulated and unpaid dividends.

         MERGER OR RECLASSIFICATION. In the event of (1) any merger of the Issuer with any other corporation whereby the Issuer is not the surviving corporation, (2) any sale or transfer of all or substantially all of the assets of the Issuer, or (3) a reclassification, capital reorganization or change of outstanding shares of Common Stock, any holder of the Series D Preferred Stock may, after such event, receive on conversion the consideration which the holder would have received had such holder converted the Series D Preferred Stock to Common Stock immediately prior thereto and had such holder elected to receive the consideration in the form and manner elected by the holders of Common Stock.

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         ELECTION OF BOARD MEMBERS. So long as any shares of Series D Preferred
Stock is outstanding, the holders of the Series D Preferred Stock, voting as a separate class, shall be entitled to elect not less than 20% of the directors serving on the Board of Directors of the Issuer.

         REGISTRATION RIGHTS. In addition to the rights provided by the Registration Rights Agreement, the holders of the Series D Preferred Stock shall be entitled to "piggyback" registration rights with respect to any registration of Parity Stock or other preferred stock by the Issuer, subject to certain terms and conditions.

          VOTING RIGHTS. The holders of the Series D Preferred Stock have the following voting rights:

         (1) Unless class voting is required, the Series D Preferred Stock shall vote together with all other classes and series of stock of the Issuer as a single class on all actions to be taken by the Issuer's stockholders. However, the vote of a majority (unless a higher percentage shall be required by applicable law) of all outstanding shares of Series D Preferred Stock, voting separately as a class, shall be required to take any of the following actions:

                  (a) amend, modify or waive compliance with any of the covenants contained in the Certificate of Designation;

                  (b) any action on which the holders of the Series D Preferred Stock shall be entitled by law to vote separately as a class;

                  (c) create any new class of shares having rights, preferences or privileges senior to the Series D Preferred Stock as to dividend rights, redemption rights or liquidation rights;

                  (d) (i) declare any dividend or distribution upon the Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

                           (ii)  offer for subscription pro rata to the holders
of any class or series of its stock any additional shares of stock of any class or series or other rights;

                           (iii) effect any reclassification or recapitalization
of the Common Stock outstanding involving a change in the Common Stock; or

                           (iv)  merge with or into any other corporation, or
sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up;

                  (e) issue any shares of Common Stock or the Issuer's preferred stock;

                  (f) issue any options, warrants or other rights to acquire Common Stock or the Issuer's preferred stock;

                  (g) redeem, repurchase or otherwise acquire any shares of Common Stock or Parity Stock; or

                  (h) elect or remove the members of the Board of Directors that may be elected by the holders of the Series D Preferred Stock.

         (2) Each share of Series D Preferred Stock shall entitle the holder thereof to such number of votes per share as shall equal the number of shares of Common Stock into which each share of Series D Preferred Stock is then convertible.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See Boxes 11 and 13 of the cover page and see Item 4.

         (b)      See Boxes 7, 8, 9, and 10 of the cover page.

         (c)      See Items 3 and 4.

         (d)      Not applicable.

         (e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 3 and 4.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Certificate of Designation of Series D Convertible
                  Preferred Stock ($.001 par value) of Venturi
                  Technologies, Inc.

Exhibit B+        Stock Purchase Agreement, dated April 14, 1999, between
                  Venturi Technologies, Inc. and Beaulieu Group, LLC.

Exhibit C         Marketing Agreement, dated April 14, 1999, between Venturi
                  Technologies, Inc. and Beaulieu Group, LLC.

Exhibit D         Registration Rights Agreement, dated April 14, 1999, between
                  Venturi Technologies, Inc. and Beaulieu Group, LLC.

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Exhibit E         Lock-up Agreement, dated April 14, 1999, executed by Gaylord
                  Karren in favor of Beaulieu Group, LLC

Exhibit F         Lock-up Agreement, dated April 14, 1999, executed by John
                  Hopkins in favor of Beaulieu Group, LLC

Exhibit G         Amendments to Venturi's Bylaws

+ Pursuant to the rules and regulations of the Securities and Exchange Commission, certain schedules and similar attachments to this exhibit have been omitted. A list of these omitted schedules has been provided in this exhibit, and Beaulieu Group, LLC agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           April 22, 1999
                                           -----------------------------------

                                                 (Date)


                                           Beaulieu Group, LLC

                                           By:      /s/ Bruce E. Bowers
                                              --------------------------------
                                                    Bruce E. Bowers
                                                    Vice President